EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

Years ended December 31,	2012	2011	2010	2009	2008

Income before income taxes	$2,889	$2,809	$1,890	$2,734	$2,462

Fixed charges
Interest costs(1)	165	132	148	145	165
Estimated interest in rentals(2)	67	68	61	57	54

Fixed charges as defined	232	200	209	202	219

Adjustments to income
Interest costs capitalized	(52)	(40)	(33)	(28)	(17)
Net losses (gains) of less than majority-owned affiliates, net of dividends	1	4	(1)	—	1

Income as adjusted	$3,070	$2,973	$2,065	$2,908	$2,665

Ratio of earnings to fixed charges(3)	13.23	14.87	9.88	14.40	12.17

(1)	Excludes interest on uncertain tax positions.

(2)	Represents the estimated interest portion of rents.

(3)	Excluding the following pre-tax special items included in “Income before income taxes,” the ratio of earnings to fixed charges was 14.67, 16.74, 15.05, 15.19, and 12.97 in 2012, 2011, 2010, 2009, and 2008, respectively.

2012:	$170 million charge primarily related to the settlement of certain pension obligations, $150 million business optimization charge, business development charges of $128 million principally related to upfront payments for collaboration agreements, a benefit of $91 million related to the reduction of certain contingent payment liabilities, and a net benefit of $23 million primarily related to an adjustment to infusion pump reserves.

2011:	$192 million business optimization charge, $103 million of charges principally related to asset impairments and a contribution to the Baxter International Foundation and a $79 million charge relating to the resolution of litigation pertaining to average wholesale prices and certain historical rebate and discount adjustments.

2010:	$588 million charge relating to infusion pumps, $257 million business optimization charge, $112 million impairment charge, $62 million litigation-related charge, $34 million of business development charges and a $28 million charge to write down accounts receivable in Greece.

2009:	$79 million business optimization charge, $27 million charge relating to infusion pumps and a $54 million impairment charge.

2008:	$125 million charge relating to infusion pumps; $31 million impairment charge and $19 million of charges relating to acquired in-process research and development.